PET DRX CORPORATION
215 Centerview Drive, Suite 360
Brentwood, Tennessee 37027
March 18, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pet DRx Corporation Registration Statement on Form S-3 (File No. 333-161754) Filed on September 4, 2009 and amended on October 8, 2009
Ladies and Gentlemen:
Pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Pet DRx Corporation (the “Company”) hereby respectfully requests that the Commission consent to the withdrawal of the above-referenced registration statement and all exhibits thereto (the “Registration Statement”).
The Registration Statement covered the proposed offer and sale the Company’s common stock issuable upon the exercise of outstanding warrants (the “IPO Warrants”), which expired in accordance with their terms at the close of business on March 17, 2010. Since the IPO Warrants have expired, no securities were sold, or will be sold, pursuant to the Registration Statement and the withdrawal is consistent with the public interest and the protection of investors, as contemplated by paragraph (b) of Rule 477.
The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
Please provide a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to the undersigned via facsimile at (408) 521-2168, with a copy to Eliot Robinson of Bryan Cave LLP via facsimile at (404) 420-0785. If you have any questions regarding the request for withdrawal, please contact the undersigned at (615) 369-1915 or Eliot Robinson of Bryan Cave LLP at (404) 572-6785. Thank you for your assistance in this matter.
Sincerely,
PET DRX CORPORATION

By:	/s/ George A. Villasana

George A. Villasana Executive Vice President, General Counsel & Secretary